UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

China Cablecom Holdings, Ltd.
(Name of Issuer)

Ordinary Shares, par value $0.0015 per share
(Title of Class of Securities)

G21176303
(CUSIP Number)

Oliver Jimenez Chief Compliance Officer Platinum Management (NY) LLC 152 West 57th Street, 4th Floor New York, New York 10019 (212) 582-2222	With copies to: James G. Smith Tarter Krinsky & Drogin LLP 1350 Broadway, 11th Floor New York, New York 10018 (212) 216-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21176303

1	NAMES OF REPORTING PERSONS Platinum Partners Value Arbitrage Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 805,911 (see Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 805,911 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 805,911 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0% (see Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. G21176303

1	NAMES OF REPORTING PERSONS Platinum Management (NY) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 805,911 (see Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 805,911 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 805,911 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0% (see Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. G21176303

1	NAMES OF REPORTING PERSONS Mark Nordlicht
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 805,911 (see Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 805,911 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 805,911 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN

ITEM 1. SECURITY AND ISSUER.

This statement relates to the Ordinary Shares, $0.0015 par value, (the “Ordinary Shares”) of China Cablecom Holdings, Ltd.  The Issuer’s principal executive office is located at Suite 4612, Tower 1, Plaza 66, No.1266 Nanjing West Road, Shanghai, 200040, People’s Republic of China.

ITEM 2. IDENTITY AND BACKGROUND.

The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:

•	Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands limited partnership (the “Fund”),
•	Platinum Management (NY) LLC, a Delaware limited liability company (“Platinum Management”), and
•	Mark Nordlicht, a United States citizen (“Mr. Nordlicht”).

The shares of Common Stock beneficially owned by the Reporting Persons are owned directly by the Fund.  Platinum Management is the investment manager and general partner of the Fund.  Mr. Nordlicht is the controlling person of Platinum Management.

The shares of Common Stock and derivatives to acquire Common Stock beneficially owned by the Fund are owned directly by the Fund.  Mr. Nordlicht is the controlling person of Platinum Management and the Fund.  As a result, Mr. Nordlicht may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be a beneficial owner of all the shares of Common Stock directly or indirectly held by the Fund.

The principal business address for each of the Fund, Platinum Management and Mr. Nordlicht is 152 West 57th Street, 4th Floor, New York, New York 10019.

The principal business of the Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account.  The principal business of Platinum Management is providing investment management services.  Mr. Nordlicht’s principal occupation is serving as the managing member of Platinum Management.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-4 of the Exchange Act, each Reporting Person expressly declares that the filing of this Schedule 13D shall not be construed as an admission that such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.  The Reporting Persons may be considered a “group” under Section 13(d)(3) of the Exchange Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists and the Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The purchase price used to acquire the securities beneficially owned by the Fund was funded by working capital.

ITEM 4. PURPOSE OF TRANSACTION.

Schedule 13G

On July 1, 2008, the Fund filed with the Commission a Schedule 13G with respect to ordinary shares of the Issuer, at that time 1,073,226 Ordinary Shares representing approximately 12.3% of the Issuer’s outstanding ordinary shares.

The Fund filed its first amendment to its Schedule 13G with respect to its beneficial ownership in the ordinary shares of the Issuer as of December 31, 2009.  The number of shares beneficially owned was 1,007,945 Ordinary Shares, or 8.4%, of the Issuer’s outstanding Ordinary Shares, as of December 31, 2009.

The Issuer reported a one-for-three reverse split of its Ordinary Shares effective March 2, 2010 (the “Reverse Split”).

The Fund filed its second amendment to its Schedule 13G with respect to its beneficial ownership in the ordinary shares of the Issuer as of September 14, 2009.  The number of shares beneficially owned was 805,911 Ordinary Shares, or 12.0%, of the Issuer’s outstanding Ordinary Shares, as of September 14, 2010.

The number of shares beneficially owned reported in the Schedule 13G and the amendments excludes Ordinary Shares issuable upon conversion of certain preferred shares.  The holder of the preferred shares may not convert any of the preferred shares to the extent that such conversion would result in the holder and its affiliates together beneficially owning more than 4.99% of the outstanding Ordinary Shares, except on 61 days’ prior written notice to the Issuer that the holder waives such limitation.

Board Appointment

On November 17, 2010, Mr. Nordlicht was appointed to the Issuer’s Board of Directors.  Because of Mr. Nordlicht’s position with the Fund and Platinum Management and Mr. Nordlicht’s position on the Issuer’s Board of Directors, the Reporting Persons are filing this Schedule 13D in lieu of Schedule 13G pursuant to Rule 13d-1(e) under the Act.

However, neither the fact of this filing a Schedule 13D in lieu of a Schedule 13G nor anything contained herein shall be deemed to be an admission by the Reporting Persons that the Fund has acquired or holds the securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Subsequent Transactions

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plan or proposal that related to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

As of November 17, 2010, the Fund beneficially owns 805,911 Ordinary Shares representing 12.0% of all of the outstanding Ordinary Shares.  The number of shares beneficially owned excludes Ordinary Shares underlying 10,991,685 Series A Convertible Preferred Shares and 1,169,600 Series B Convertible Preferred Shares.  The holder of such Preferred Shares may not convert any of the Preferred Shares to the extent that such conversion would result in the holder and its affiliates together beneficially owning more than 4.99% of the outstanding Ordinary Shares, except on 61 days’ prior written notice to the Issuer that the holder waives such limitation.

Platinum Management, as the investment manager and general partner of the Fund, is deemed to beneficially own the 805,911 Ordinary Shares owned by the Fund.  Mr. Nordlicht, as the controlling person of Platinum Management, is deemed to be the beneficial owner of the 805,911 Ordinary Shares beneficially owned by Platinum Management and has the sole power to vote or direct the vote of the securities held by the Fund.

Except as set forth in this Item 5, no other transactions with the Issuer’s Ordinary Shares were effected by the Reporting Persons during the past sixty days.

Recent Transactions

Restructuring

Due to a default in repayment of principal and interest on certain of its outstanding promissory notes in April 2009, the Issuer negotiated a comprehensive restructuring of its outstanding capital markets debt obligations which closed in October 2009.  Pursuant to the restructuring, the Issuer entered into a waiver agreement and consent with all note holders, including the Fund, pursuant to which the note holders agreed to exchange approximately $47 million in aggregate principal amount of current debt obligations for an aggregate of $5.5 million in unsecured notes (“Unsecured Notes”), $18 million in secured notes (“Junior Secured Notes”), and 65,799,286 newly issued shares of Series A Convertible Preferred Shares.  The Fund acquired a $2,832,245 original principal amount Unsecured Note and a $5,000,000 original principal amount Junior Secured Note.

Private Financing

In October 2009, the Issuer also completed a private placement of $33 million in aggregate principal amount of 12% Senior Secured Notes (the “Senior Secured Notes”) due October 2015.  The holders of Senior Secured Notes also received Series B Convertible Preferred Shares.  The Fund acquired a $5,000,000 original principal amount Senior Secured Note.

Description of Securities

Series A Convertible Preferred Shares

Each Series A Convertible Preferred Share in the Issuer confers on the holder:

•	no right to vote at any meeting of the members of the Issuer or on any resolution of the members of the Issuer;
•	the right to an equal share, on an as converted basis, in any dividend paid by the Issuer to holders of Ordinary Shares in accordance with applicable law;
•
the right to a preference (the “Series A Liquidation Preference”), pro rata to the holders of the Series A Convertible Preferred Shares, over the holders of the Ordinary Shares (but subject to the Series B Liquidation Preference as described below) in the distribution of the surplus assets of the Issuer in the event of the liquidation, winding up or dissolution of the Issuer, in an amount up to an aggregate amount equal to the number of issued and outstanding Series A Convertible Preferred Shares multiplied by $2.91 (after giving effect to the adjustment for the Reverse Split), the closing price of the Ordinary Shares on the Nasdaq Capital Market on October 7, 2009; and

•
the right to convert into Ordinary Shares some or all of the Series A Convertible Preferred Shares held by such holder at such holder’s option, at any time at a ratio of one Ordinary Share for each three Series A Convertible Preferred Shares (after giving effect to the adjustment for the Reverse Split), subject to certain adjustments.

Series B Convertible Preferred Shares

Each Series B Convertible Preferred Share in the Issuer confers on the holder:

•	no right to vote at any meeting of the members of the Issuer or on any resolution of the members of the Issuer;
•	the right to any equal share, on an as converted basis, in any dividend paid by the Issuer to holders of Ordinary Shares in accordance with applicable law;
•
the right to a preference (the “Series B Liquidation Preference”), pro rata to the holders of the Series B Convertible Preferred Shares, over the holders of the Ordinary Shares and holders of the Series A Convertible Preferred Shares, in the distribution of the surplus assets of the Issuer in the event of the liquidation, winding up or dissolution of the Issuer, in an amount up to an aggregate amount equal to the number of issued and outstanding Series B Convertible Preferred Shares multiplied by $2.91 (after giving effect to the adjustment for the Reverse Split), the closing price of the Ordinary Shares on the Nasdaq Capital Market on October 7, 2009; and

•
the right to convert into Ordinary Shares some or all of the Series B Convertible Preferred Shares held by such holder at such holder’s option, at any time at a ratio of one Ordinary Share for each three Series B Convertible Preferred Shares (after giving effect to the adjustment for the Reverse Split), subject to certain adjustments.

The conversion ratio of Series A Convertible Preferred Shares or Series B Convertible Preferred Shares (“Preferred Shares”) into Ordinary Shares shall be subject to appropriate adjustment from time to time in case the Issuer shall at any time (i) split or subdivide the outstanding Ordinary Shares, (ii) combine the outstanding Ordinary Shares into a smaller number of shares, or (iii) issue by reclassification of its Ordinary Shares any shares or other securities of the Issuer, then in each such event the conversion ratio shall be adjusted proportionately so that the member shall be entitled to receive the kind and number of shares or other securities of the company which such member would have owned or have been entitled to receive after the happening of any of the events described above had such Preferred Shares been converted immediately prior to the happening of such event (or any record date with respect thereto).  Such adjustment shall be made whenever any of the events listed above shall occur.  An adjustment made to the conversion ratio pursuant to this paragraph shall become effective immediately after the effective date of the event.

The Series A Liquidation Preference and Series B Liquidation Preference (the “Liquidation Preference”) shall be subject to appropriate adjustment from time to time in case the Issuer shall at any time (i) split or subdivide the outstanding Ordinary Shares, or (ii) combine the outstanding Ordinary Shares into a smaller number of shares, then in each such event the Liquidation Preferences shall be adjusted by multiplying such Liquidation Preferences by a fraction, the numerator of which is the number of Ordinary Shares a member holding Ordinary Shares after the happening of any of the events described above and the denominator of which is the number of the Ordinary Shares such member held immediately prior to the happening of such event (or any record date with respect thereto).  Such adjustment shall be made whenever any of the events listed above shall occur.  An adjustment made to the Liquidation Preference pursuant to this paragraph shall become effective immediately after the effective date of the event.

No shares in the Issuer shall be issued that have a liquidation preference that is senior to the Series B Liquidation Preference without the consent in writing of the holders of a majority of the issued Series B Convertible Preferred Shares or (subject only to the Series B Liquidation Preference) the Series A Liquidation Preference without the consent in writing of the holders of a majority of the issued Series A Convertible Preferred Shares.

Junior Secured Notes and Unsecured Notes

The Junior Secured Notes and Unsecured Notes are due April 2016 and bear non-cash interest at 5% per annum payable semi-annually in the form of the Issuer’s Ordinary Shares valued at 95% of the volume-weighted average price for the 10 trading days prior to the required payment date.

Amortizing principal repayments with respect to both the Unsecured Notes and Junior Secured Notes is scheduled for eight installments to be paid every six months starting October 15, 2012.

Until fourteen months after the issue date, principal on the Unsecured Notes and Junior Secured Notes is subject to cancellation in the event that (i) the Issuer’s ordinary shares close at a daily volume weighted average price greater than $0.85 (before giving effect to the adjustment for the Reverse Split), for thirty consecutive days with daily dollar volume of $500,000 or more and all of the conversion shares issuable upon conversion of the Series A Convertible Preferred Shares could have been sold by the noteholder during such thirty day period or (ii) noteholders convert the Series A Convertible Preferred Shares into ordinary shares within fourteen months after the issue date, such cancellation in proportion to the amount converted.

Senior Secured Notes

The Senior Secured Notes are due April 2016 and bear interest at 12% per annum payable semi-annually.  Amortizing principal repayments with respect to the Senior Secured Notes is scheduled for twelve installments to be paid every six months starting April 2010.

The Senior Secured Notes and Junior Secured Notes are secured by substantially all of the assets of the Issuer.  The Unsecured Notes are junior to the Junior Secured Notes, and the Junior Secured Notes are junior to the Senior Secured Notes.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth in Items 4 and 5 hereof, which are incorporated herein by reference, or as described in this Item 6, to the knowledge of the Fund, Platinum Management and Mr. Nordlicht, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Fund, Platinum Management and Mr. Nordlicht, with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

In addition, subject to compliance with applicable law, the Reporting Persons may consult with each other from time to time and exchange information concerning the Issuer, their respective investments in the Issuer and their discussions with management, directors and other security holders of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: November 30, 2010

PLATINUM PARTNERS VALUE ARBITRAGE FUND LP
By Platinum Management (NY) LLC, its General Partner

By: /s/ MARK NORDLICHT
Name: Mark Nordlicht
Title: Director

PLATINUM MANAGEMENT (NY), LLC

By: /s/ MARK NORDLICHT
Name: Mark Nordlicht
Title: Managing Member

/s/ MARK NORDLICHT
Name: Mark Nordlicht

EXHIBIT INDEX

Number	Description

1.	Joint Filing Agreement dated as of November 30, 2010 (filed herewith).

2.	China Cablecom Holdings Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 1.1 of the Issuer’s Form 20-F filed with the Commission on July 1, 2010).

3.	Subscription Agreement dated October 9, 2009 (incorporated by reference to Exhibit 4.56 of the Issuer’s Form 20-F filed with the Commission on July 1, 2010).

4.	Form of New Note (incorporated by reference to Exhibit 4.57 of the Issuer’s Form 20-F filed with the Commission on July 1, 2010).

5.	New Notes Security Agreement (incorporated by reference to Exhibit 4.58 of the Issuer’s Form 20-F filed with the Commission on July 1, 2010).

6.	Senior Secured Subsidiary Guaranty (incorporated by reference to Exhibit 4.59 of the Issuer’s Form 20-F filed with the Commission on July 1, 2010).

7.	Collateral Agent Agreement (incorporated by reference to Exhibit 4.60 of the Issuer’s Form 20-F filed with the Commission on July 1, 2010).

8.	Intercreditor Agreement dated October 9, 2009 (incorporated by reference to Exhibit 4.61 of the Issuer’s Form 20-F filed with the Commission on July 1, 2010).

9.	Secured Notes Exchange and Waiver Agreement dated October 9, 2009 (incorporated by reference to Exhibit 4.63 of the Issuer’s Form 20-F filed with the Commission on July 1, 2010).

10.	Form of New Junior Secured Notes (incorporated by reference to Exhibit 4.64 of the Issuer’s Form 20-F filed with the Commission on July 1, 2010).

11.	Junior Secured Security Agreement dated October 9, 2009 (incorporated by reference to Exhibit 4.65 of the Issuer’s Form 20-F filed with the Commission on July 1, 2010).

12.	Junior Secured Subsidiary Guaranty dated October 9, 2009 (incorporated by reference to Exhibit 4.66 of the Issuer’s Form 20-F filed with the Commission on July 1, 2010).

13.	Unsecured Notes Exchange and Waiver Agreement dated October 9, 2009 (incorporated by reference to Exhibit 4.67 of the Issuer’s Form 20-F filed with the Commission on July 1, 2010).

14.	Form of New Unsecured Notes (incorporated by reference to Exhibit 4.68 of the Issuer’s Form 20-F filed with the Commission on July 1, 2010).

15.	Unsecured Notes Subsidiary Guaranty dated October 9, 2009 (incorporated by reference to Exhibit 4.69 of the Issuer’s Form 20-F filed with the Commission on July 1, 2010).